Exhibit 12
American International Group, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months
	Ended March 31,

(in millions, except ratios)	2008	2007

Income (loss) before income taxes and minority interest	$(11,264)	$6,172
Less – Equity income of less than 50% owned persons	9	42
Add – Dividends from less than 50% owned persons	—	—

	(11,273)	6,130

Add – Fixed charges	2,192	2,672
Less – Capitalized interest	9	11

Income (loss) before income taxes, minority interest and fixed charges	$(9,090)	$8,791

Fixed charges:
Interest costs	$2,117	$2,612
Rental expense(a)	75	60

Total fixed charges	$2,192	$2,672

Ratio of earnings to fixed charges	(b )	3.29

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(926)	$(1,579)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$1,266	$1,093

Secondary ratio of earnings to fixed charges	(b )	6.60

(a) The proportion considered representative of the interest factor.
(b) Earnings were inadequate to cover total fixed charges by $11,282 million for the three-month period ended March 31, 2008. The coverage deficiency for total fixed charges excluding interest credited to GIC and GIA policy and contract holders was $10,356 million for the three-month period ended March 31, 2008.
The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from income (loss) before income taxes and minority interest used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.